Exhibit 99.3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

25 January 2008

Imperial Tobacco Group PLC Announces the Final Result of its Offer for Altadis, S.A.

Summary

•                  The Spanish Securities and Exchange Commission, the CNMV, today published the final result of Imperial Tobacco’s takeover bid for Altadis.

•                  Acceptances in respect of approximately 95.81% of the Altadis shares were received. The 80% minimum acceptance condition has been satisfied and the Offer has become unconditional.

•                  Imperial Tobacco now plans to use the squeeze-out process to compulsorily acquire all of the outstanding Altadis shares and to delist the Altadis shares.

•                  Imperial Tobacco states its intention to launch a tender offer for the shares in Logista which are not already owned by Altadis at a price of €52.50 per Logista share.  This values the outstanding Logista shares at a total of approximately €910 million (excluding treasury shares) and values the entire share capital of Logista (excluding treasury shares) at approximately €2,300 million.

•                  The acquisition of Altadis will be financed through new bank facilities and an underwritten rights issue, which we currently estimate will be no more than £5 billion, to be completed by 18 July 2008.  The actual size of the rights issue will be dependent upon a number of factors.  The purchase of all of the minority shares in Logista will not significantly influence the size of the rights issue and we currently  estimate that it could increase by around £200 million when compared to selling down all of Altadis’ holding of 59.62% of the entire issued share capital of Logista.

•                  Jean-Dominique Comolli, the current Chairman of Altadis, has indicated he will accept an invitation to join the Board of Imperial Tobacco as non-executive Deputy Chairman.

•                  Antonio Vázquez, the current Chief Executive Officer of Altadis, has decided not to accept an invitation to join the Board of Imperial Tobacco for personal reasons but has accepted an invitation to act as a consultant to the enlarged group to support the integration process.

•                  The process of rapidly integrating the operations of Altadis into the Imperial Tobacco Group will now commence.

•                  The enlarged group is expected to generate cost savings of approximately €300 million per annum by the end of the second full financial year following completion (year ended September 2010), plus revenue benefits. Full access to the Altadis business will now bring greater visibility of the level and timing of the cost savings.

Gareth Davis, Chief Executive Officer of Imperial Tobacco, said:

“I am delighted to announce the successful conclusion of our acquisition of Altadis. This is a significant milestone for Imperial Tobacco, consolidating our position as the world’s fourth largest international tobacco company and enhancing our platform for continued and sustainable growth.

“Geographically, we will be a more broadly based global tobacco group with enhanced positions in profitable mature markets and improved emerging market opportunities. Our combined brand and product portfolio provides us with considerable international strength in cigarettes and world leadership in cigars, fine cut tobacco, papers and tubes.

“Coupled with the substantial cost savings that we expect to achieve, we believe this represents an excellent deal for Imperial Tobacco and one that will create significant value for our shareholders.

“Our decision regarding Logista is consistent with our view that this is an attractive and profitable business in its own right. We believe our decision is in the best interests of our shareholders at this time and we are committed to continuing to run Logista on an independent and standalone basis.

“I am pleased to announce that Jean-Dominique Comolli has indicated he will accept an invitation to become non-executive Deputy Chairman of Imperial Tobacco.  I also look forward to welcoming two of Altadis’ other non-executive directors onto the Imperial Tobacco Board in due course.  Antonio Vázquez has accepted an invitation to act as a consultant to the enlarged group for at least the next six months.  We have been in regular contact with Altadis management and look forward to the valuable contribution of Altadis’ executives and employees to the continued success of the Imperial Tobacco Group.”

Completion of the Offer for Altadis

The Spanish Securities and Exchange Commission, the Comisión Nacional del Mercado de Valores (the “CNMV”) today announced the final result of Imperial Tobacco Group PLC’s (“Imperial Tobacco”) cash offer (which offer was made by its wholly-owned subsidiary, Imperial Tobacco Overseas Holdings (3) Limited) for Altadis, S.A. (“Altadis”) at €50 per share (the “Offer”).

Valid acceptances were received in respect of 241,867,605 Altadis shares, representing approximately 95.81% of Altadis’ total issued share capital. The 80% minimum acceptance condition has therefore been satisfied, the Offer has become unconditional and the takeover bid for Altadis has been successful.

The settlement of the Offer consideration for the Altadis shares which have been tendered in acceptance of the Offer is expected to take place on 30 January 2008.

As stated in the announcement of 22 January 2008,  Imperial Tobacco is entitled, and intends, to use the squeeze-out mechanism in the Spanish takeover regime to compulsorily acquire all of the outstanding Altadis shares at a price of €50 per share. The use of the squeeze-out mechanism will result in the delisting of the Altadis shares from the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and from Eurolist by Euronext Paris.  The settlement date for the squeeze-out is expected to be 21 February 2008; on that date Imperial Tobacco will become the owner of all the Altadis shares and Altadis will thereafter be delisted.

Imperial Tobacco’s Board of Directors intends that the rapid integration of the Imperial Tobacco and Altadis businesses will now commence. Imperial Tobacco intends that:

•                  the headquarters of the enlarged group will remain in Bristol;

•                  the cigarette business of Altadis will be integrated into Imperial Tobacco’s cigarette business;

•                  the cigar business of Imperial Tobacco will be incorporated into Altadis’ cigar business, which will remain headquartered in Madrid;

•                  the logistics business of Altadis will also remain headquartered in Madrid; and

•                  the enlarged group will also maintain a substantial presence in Paris.

When Imperial Tobacco announced the proposed acquisition of Altadis on 18 July 2007 it estimated that it would be able to generate cost savings of approximately €300 million per year by the end of the second full year (year ended September 2010).  Imperial Tobacco estimated that approximately half of the cost savings would come through the generation of lower production and purchasing costs and the other half would be achieved through sales and marketing synergies and rationalisation of corporate overheads. It was estimated that the one-off cash cost of achieving these annual savings would be €470 million. Imperial Tobacco is also expected to benefit from the disposals of non-core assets valued by Altadis at €650m.

Now that the acquisition has been completed, Imperial Tobacco will gain full access to the Altadis business, which will now bring greater visibility of the level and timing of the cost savings.  Imperial Tobacco expects to update the market on these estimates in due course.

We anticipate providing further financial information on the enlarged Imperial Tobacco Group ahead of the close period for our interim results for the six months to 31 March 2008.

Logista

In accordance with article 7.1 of the Royal Decree 1066/2007 of 27 July relating to the legal regime applicable to takeover bids in Spain (the “Royal Decree”), Imperial Tobacco is obliged to either file a takeover offer for the shares in Compañía de Distribución Integral Logista, S.A. (“Logista”) which are not already owned by Altadis, or reduce Altadis’ shareholding in Logista to less than 30%, within three months from the date on which Imperial Tobacco acquires control of Altadis. Altadis currently owns approximately 59.62% of the entire issued share capital of Logista (including treasury shares).

For the purposes of the Royal Decree, Imperial Tobacco is treated as having acquired control of Logista today, being the day on which the CNMV has published the result of Imperial Tobacco’s takeover offer for Altadis.

Imperial Tobacco has decided to file a takeover offer for all of the Logista shares not already owned by Altadis before the end of the three month period specified above.  Such an offer will be unconditional and at a price of €52.50 per Logista share. This price has been determined in accordance with articles 9 and 10 of the Royal Decree and is supported by a valuation report from an independent expert valuer.  The takeover offer will be made by a wholly-owned subsidiary of Imperial Tobacco (which may be Altadis) and will be subject to the formal authorisation of the CNMV.

Notwithstanding the above, if a third party files a takeover offer for all of the share capital of Logista, which offer is at a price in excess of the price offered by Imperial Tobacco, Imperial Tobacco reserves the right to withdraw its takeover offer for Logista and to accept that offer, in the terms provided for in the applicable legislation.

The proposed offer price of €52.50 per share values the outstanding Logista shares at a total of approximately €910 million (excluding treasury shares) and values the entire issued share capital of Logista (excluding treasury shares) at approximately €2,300 million. Imperial Tobacco understands there are currently approximately 500,000 treasury shares.

Board, Management and Employees

Jean-Dominique Comolli has indicated he will accept an invitation to become non-executive Deputy Chairman of the Board of Imperial Tobacco.  Mr Comolli has also accepted an invitation to provide certain consultancy services to the enlarged group.

In addition it is proposed that two other non-executive directors of Altadis will be appointed to the Board of Imperial Tobacco as non-executive directors in due course.

Antonio Vázquez has decided not to accept an invitation to become executive CEO of the enlarged group’s cigar and logistics businesses for personal reasons.  However, Mr Vázquez has accepted an invitation to provide consultancy services to the enlarged group, for a period of at least six months, to support the process of integrating Altadis into the Imperial Tobacco Group.

Imperial Tobacco will benefit from the contribution of these individuals, as well as the contribution of all of the other Altadis executives and employees who will now be joining the Imperial Tobacco Group.

Financing

The acquisition of Altadis will be financed through new bank facilities and an underwritten rights issue, which we currently estimate will be no more than £5 billion, to be completed by 18 July 2008.  The actual size of the rights issue will be dependent upon a number of factors.  The purchase of all of the minority shares in Logista will not significantly influence the size of the rights issue and we  currently  estimate that it could increase by around £200 million when compared to selling down all of Altadis’ holding of 59.62% of the entire issued share capital of Logista.

Imperial Tobacco will announce further details of the rights issue in due course.

Anti-Trust Divestments

Following approval of the acquisition of Altadis by the European Commission on 18 October 2007, the process of required anti-trust divestments is underway. These disposals will not materially adversely affect the operational and financial performance of the enlarged group.  Imperial Tobacco will keep the market informed of any material developments in relation to this process.

Ends

Gareth Davis will also host the following conference calls, in which there will be an opportunity for questions:

European Newswires at 08:00am:

Dial in number:     +44 (0)20 7806 1968 (UK)

Dial in number:     +33 (0)1 70 99 43 00 (France)

Dial in number:     +34 91 788 9937 (Spain)

Dial in number:     +49 (0)69 5007 1317 (Germany)

Confirmation Code - 4531106

A replay of this call will be available for one week. To listen, please dial:

+44 (0)20 7806 1970

Code: 4531106

Investors and Analysts at 09:00am:

Dial in number:     +44 (0)20 7806 1967

Confirmation Code - 1397435

A replay of this call will be available for one week. To listen, please dial:

+44 (0) 207 806 1970

Code: 1397435

European Media at 11:00am:

Dial in number: +44 (0)20 7806 1968 (UK)

Dial in number: +33 (0)1 70 99 43 03 (France)

Dial in number: +34 91 788 9937 (Spain)

Dial in number: +49 (0)69 5007 1317 (Germany)

Confirmation Code - 2069488

A replay of this call will be available for one week. To listen, please dial:

+44 (0) 207 806 1970

Code: 2069488

UK Media at 12:00pm:

Dial in number: +44 (0)20 7138 0836

Confirmation Code - 4556187

A replay of this call will be available for one week. To listen, please dial:

+44 (0)20 7806 1970

Code: 4556187#

US Investors and Analysts at 14:30pm (09:30am EST)

+1 718 354 1391

Confirmation Code: 1399546

A replay of this call will be available for one week. To listen, please dial:

+1 718 354 1112

Code: 1399546

Enquiries

Imperial Tobacco

Alex Parsons (Head of Corporate Communications)	Telephone: +44 (0) 7967 467241

Simon Evans (Group Press Officer)	Telephone: +44 (0) 7967 467684

John Nelson-Smith (Investor Relations Manager)	Telephone: +44 (0) 117 933 7032

Nicola Tate (Investor Relations Manager)	Telephone: +44 (0) 117 933 7082

Citi (lead financial adviser to Imperial Tobacco)	Telephone: +44 (0) 20 7986 4000

Ian Carnegie-Brown

Ian Hart

Mark Todd

Manuel Falco	Telephone: +34 (0) 91 538 4411

Hoare Govett (joint corporate broker to Imperial Tobacco)	Telephone: +44 (0) 20 7678 8000

Hugo Fisher

Paul Nicholls

Morgan Stanley (joint corporate broker to Imperial Tobacco)	Telephone: +44 (0) 20 7425 5000

Paul Baker

Alastair Cochran

Citi, Hoare Govett limited and Morgan Stanley & Co. International limited which  are authorised and regulated in the United Kingdom by the Financial Services Authority,  are acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi, Hoare Govett limited and Morgan Stanley & Co. International limited respectively nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com

The statements contained in this announcement that are not historical facts are “forward-looking” statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Imperial Tobacco’s control and all of which are based on the current beliefs and expectations about future events of the directors’ of Imperial Tobacco. No assurance can be given that such future results will be achieved. Actual events or results may differ materially as a result of risks and uncertainties facing Imperial Tobacco and its subsidiaries. Except to the extent required by applicable law, Imperial Tobacco will not necessarily update any of them in light of new information or future events and undertakes no duty to do so.

This press release is not an offer of securities for sale in the United States. The securities of Imperial Tobacco may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.